SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 3, 2003

                 Fording Canadian Coal Trust
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

            Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______        Form 40-F     X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 FORDING CANADIAN COAL TRUST

July 3, 2003

By:   /s/ James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Number
Press Release entitled “Fording Provides Notice of Release of Financial” Results and Conference Call”	Exhibit 99

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING PROVIDES NOTICE OF RELEASE OF
FINANCIAL RESULTS AND CONFERENCE CALL

CALGARY, July 3, 2003 - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) will release its second quarter 2003 results in the afternoon on Tuesday, July 22, 2003. A conference call to discuss the results will be held for the investment community on Wednesday, July 23, 2003, at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. The media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-800-796-7558 or 416-640-1907 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call through Friday, July 25, 2003 by dialling 1-877-289-8525 or 416-640-1917 and entering pass code 21008923 followed by the pound key.

A live and archived audio webcast of the conference call will also be available on Fording's website www.fording.ca under Investor Relations, Event Calendar.

Fording Canadian Coal Trust is an open-ended investment trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of the Elk Valley Coal Corporation and is the world's largest producer of the industrial mineral wollastonite. The Elk Valley Coal Corporation, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Mark Gow, CA

Director, Investor Relations

403-260-9834

mark_gow@fording.ca